FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 18, 2007

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE CLOSURE OF THE PRIVATIZATION CONTRACT
FOR MECHEL TARGOVISTE

Targoviste, Romania — January 18, 2007 — Mechel OAO (NYSE: MTL) announces the earlier closure of the privatization contract for its Romanian steel plant, Mechel Targoviste.

The Authority of State Assets Recovery of Romania has formally confirmed the fulfillment of all the investment obligations undertaken by Mechel in purchasing the Romanian company, Mechel Targoviste, which specializes in manufacturing commercial quality and special steel long bars.

The privatization contract for Mechel Targoviste was concluded in August 2002.  Mechel has completely met all its investment obligations regarding the four investment years and fulfilled in advance its obligations regarding the fifth investment year ending on August 28, 2007, and also resolved all social issues with the trade union that have accounted for closing the contract nine month earlier than the date stipulated.

Mechel invested in Mechel Targoviste over US$38.0 million, as of August 31, 2006, including investments in its technical re-equipment, environmental protection, repayment of the arrears to the budget and to the gas and eclectic power suppliers.

The development program for 2006-2009 envisages US$35.0 million of investments in Mechel Targoviste.  An upgraded electric furnace was started up as a part of its implementation early this year, which allowed for significant cost reduction while increasing its performance.  The upgraded continuous caster is planned to be put into operation early next year with the production capacity of about 500 thousand tonnes of billets annually, which will allow the company to put its operations completely on track of continuous casting technology.

The company’s steel output amounted to 466 thousand tonnes and rolled products to 385 thousand tonnes for 2006.

“The earlier closure of Mechel Targoviste privatization contract is very important stage in the Company’s activities in Romania.  We have demonstrated the ability to fulfill our investment obligations not only within the stipulated framework but also exceeding them with the view of the soonest achievement of business success; and the state rendered us its support in that.  The plant, for the first time, earned net profit in the third quarter of this year.  Following the startup of the concaster and implementation of a number of technical arrangements, we see Mechel Targoviste as a steady operating and profitable enterprise,” - Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

Mechel is currently arranging to file the documents to close the privatization contract of its second Romanian company — Mechel Campia Turzii.

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Mechel OAO

Irina Ostryakova
Director of Communications
Phone: 7-495-221-88-88
irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:   January 18, 2007